

May 1, 2015

Via E-mail
Michael B. Clauer
Vice President and Chief Financial Officer
Bemis Company, Inc.
One Neenah Center
Neenah, WI 54957-0669

> **Re: Bemis Company, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-05277**

Dear Mr. Clauer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis, page 14

1.   We note there were various references to end-market categories in your fourth quarter earnings call on January 29, 2015, describing increases in revenue for some of these categories and decreases in revenue for others. Given the guidance in Item 303(a)(3)(i) of Regulation S-K, to describe significant components of revenues and expenses when necessary to an understanding of your results of operations, it is unclear why you have not disclosed more detailed information about your end-markets. For example, this would appear to encompass the revenues and costs of your U.S. and Global end-markets that are individually material. Please submit the revisions that you propose or explain to us why you believe that such information should not be provided to address this disclosure guidance. As part of your response, please also submit a table of 2014 and 2013 revenues and costs of goods sold for your U.S and Global end-markets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief